Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF CHANGE OF REGISTERED AGENT

AND/OR REGISTERED OFFICE

Schultze Special Purpose Acquisition Corp. II

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

First: The name of the corporation is SCHULTZE SPECIAL PURPOSE ACQUISITION CORP. II.

Second: The name of the Registered Agent therein and in charge thereof upon whom process against this Corporation may be served is Harvard Business Services, Inc. The address of the Registered Agent is 16192 Coastal Highway, Lewes, DE 19958, County of Sussex.

Third: The foregoing change to the registered office/agent was adopted by a resolution of the Board of Directors of the corporation.

By: / S / George J. Schultze
Authorized Officer

Name: George J. Schultze
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